Mail Stop 4561


								August 25, 2005


By U.S. Mail and facsimile to (215) 444 5915

Phillip M. Browne
Chief Financial Officer
Advanta Corp.
Welsh & McKean Roads, P.O. Box 844
Spring House, Pennsylvania  19477

Re:	Advanta Corp.
	Form 10-K for the Fiscal Year Ended December 31, 2004
Forms 10-Q for the Quarters Ended March 31, 2005 and June 30, 2005
	File No. 000-14120

Dear Mr. Browne:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Advanta Business Cards, page 29

1. In future filings, starting with your next 10-Q, please revise to explain fully the reasons for the changes in your provision for loan losses by discussing specific events that cause management to adjust the provision and conclude on the adequacy of the provision and allowance for loan losses.

Managed Receivable Data, page 36

2. Presentation of non-GAAP statements of income even when reconciled to reported results is potentially confusing to investors. Please confirm you will remove pro forma statements of income in all future filings, including the reconciliation of actual owned (GAAP) income statement measures and statistics to income statement measures and statistics on a managed basis on page 36. Instead, consider expanding your disclosures to discuss and quantify the impact of securitizations on your reported results, including the impact on specific income statement captions and on net interest margins.

3. Please tell us the how management uses `Risk-adjusted revenues` to evaluate the Advanta Business Cards segment. We noted that this is the only section in the filing that includes this measure.
Amended
Item 10(1) of Regulation S-K, requires disclosure of the reasons why management feels a non-GAAP term is useful to investors.

Market Risk Sensitivity, page 46

4. We note that your business credit card receivables include interest rate floors, as described on page 46 of Form 10-K.
Please
tell us the extent to which you use derivative instruments to hedge interest rate risk and other risks.

Liquidity, Capital Resources and Analysis of Financial Condition, page 47

5. The consolidated statement of cash flows indicates cash used in operating activities totaled $92.3 million for the year ended December 31, 2004. In future filings, please revise your liquidity, capital resources and analysis of financial condition to discuss the reason for this cash use from operating activities and describe how you plan to fund growth and continued operations.

Note 2- Summary of Significant Accounting Policies, page 55

Allowance for Receivable Losses, page 56

6. You disclose that your charge-off and re-age policies for business credit card accounts conform to the Uniform Retail Credit
Classification and Account Management Policy, as well as the Credit
Card Lending Guidance, issued by the Federal Financial
Institutions
Examination Council ("FFIEC"). Please tell us your re-age policies and how such policies are incorporated in your calculation of the allowance for loan losses.
Securitization Income, page 57

7. You state that during the revolving period of each business credit card securitization, you record securitization income representing estimated gains on the sale of new receivables to the securitization trust on a continuous basis. Please tell us how the transfers of receivables to the securitization trust during the revolving period qualify for sales accounting according to paragraph 9 of SFAS 140.

8. Please tell us the amount of outstanding commitments to transfer assets to the securitization trust during the revolving period as of
December 31, 2004.

Servicing Assets, page 58

9. You state that you do not recognize servicing assets associated with business credit card securitizations because the benefits of servicing are not expected to be more or less than adequate compensation for performing the servicing. Please provide us your analysis that indicated the benefits of servicing are just adequate to compensate for your servicing responsibilities. Refer to paragraph 62 of SFAS 140.

Investment in Limited Partnership, page 59

10. We note subsequent to May 28, 2004, the date of your agreement with Bank of America you accounted for your investment in Fleet Credit Card Services, L.P. using the cost method. Please tell us why the agreement with Bank of America caused you to change from the equity to the cost method to account for your investment in the Limited Partnership.

Note 11 - Commitments and Contingencies, page 73

11. Please tell us how you accounted for the remaining legal reserve related to litigation with Fleet related to the Consumer Credit
Card
Transaction after the court issued the final judgment in February, 2004.

12. Please tell us how you determined that the SFAS 5 legal reserves related to discontinued operations were adequate at December 31, 2004. Include the amount of such reserves in your response.

Note 16 - Segment Information, page 82

13. Please tell us the basis for allocating interest income to the Other segment, considering the Other segment`s total assets at the end of the period.

Form 10-Q for the Period Ended, March 31, 2005

Note 12 - Income Taxes, page 18

14. We note that upon receiving the IRS`s approval of the
settlement
of the tax disputes with Fleet, the remaining valuation allowance of
$12 million was evaluated, and management determined that it was more
likely than not that the remaining deferred tax asset was
realizable
and therefore, no valuation allowance was needed.  Please provide us
with your analysis of realizability of the deferred tax asset in
2003
and 2004 that indicated the need for a valuation allowance. In addition, tell us what event(s) took place in 2005 that made you conclude that the realizability of the deferred tax asset was more likely than.
* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.






      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Matthew Komar (Staff Accountant) at (202)
551-
3781 or me at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Don Walker
Senior Assistant
Chief Accountant

Phillip M. Browne
Advanta Corp.
August 25, 2005
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